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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  22  )*
                                     ------

                             CUSTOMEDIX CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 232038  20  8
            -------------------------------------------------------
                                 (CUSIP Number)

  Dr. Gordon S. Cohen, c/o Jeneric/Pentron, Inc., 53 N. Plains Industrial Rd.,
                     Wallingford, CT 06492  (800-243-3969)
- -------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 8, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

- ------------------------------                  -------------------------------
 CUSIP No.   232038  20  8                       Page    2    of    4    Pages
          -------------------                        ---------  ---------
- ------------------------------                  -------------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          (a)  Gordon S. Cohen
          (b)  Cohen Family Trust Partnership - ID# 06104134

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                            ---
                                                                        (b) /X/
                                                                            ---

- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
          PF

- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  / /

- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          (a)  USA
          (b)  Connecticut

- -------------------------------------------------------------------------------
                  7    SOLE VOTING POWER (a) 1,797,792 shares, includes 433,262
                       shares held by (b) the Cohen Family Trust Partnership.
                       Also includes 116,500 shares held by emancipated adult
                       children of Dr. Cohen, as to which he disclaims
   NUMBER OF           beneficial ownership.
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER(a) 1,797,792 shares, includes
    PERSON             433,262 shares held by (b) the Cohen Family Trust
     WITH              Partnership.  Also includes 116,500 shares held by
                       emancipated adult children of Dr. Cohen, as to which he
                       disclaims beneficial owwnership.
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (a) 1,797,792 shares, includes 433,262 shares held by (b) the Cohen Family Trust Partnership. Also includes 116,500 shares held by emancipated adult children of Dr. Cohen, as to which shares he disclaims beneficial ownership.
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        48.71 total ownership (consisting of (a) 36.97    (b) 11.74)     )
- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     (a)  IN   (b)  PN
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  INTEREST IN SECURITIES OF THE ISSUER.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 above beneficially owned by Dr. Cohen are 1,797,792 shares and 48.71% respectively.

The figure includes the 433,262 shares owned by the Partnership since Dr. Cohen is the Managing Partner of the Partnership and has voting and dispositive power with respect to such shares. Dr. Cohen holds sole voting and dispositive power as to all the above shares except that Dr. Cohen has no voting or dispositive power with respect to 116,500 shares included herein owned by his emancipated adult children as to which shares he disclaims beneficial ownership.


ITEM 2. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under Dr. Cohen's employment agreement with the Company's wholly-owned subsidiary, Jeneric/Pentron, Inc., the Company may issue on each of the anniversary dates of such employment agreement an option to receive as an annual bonus up to 12,500 shares of Common Stock, exercisable at any time during the terms of the employment agreement through December 31, 1997. Dr. Cohen has exercised such options with respect to 12,500 shares of the Common Stock during 1994. His employment agreement expires December 31, 1996 and Dr. Cohen has and may continue to receive a similar option determined annually by the Company's Compensation Committee, to acquire 12,500 shares during any year of the extended term.


ITEM 3.  MATERIAL TO BE FILED AS EXHIBITS.

None

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                                                                     page 4 of 4


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                           -------------------------------------
                                           GORDON S. COHEN



                                           THE COHEN FAMILY TRUST
                                             PARTNERSHIP



                                           By:
                                              ----------------------------------
                                              Gordon S. Cohen
                                              Managing Partner



Dated:  May 8, 1995